Exhibit 12.1

DYNEX CAPITAL, INC.
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended	Year Ended December 31,
($ in thousands, except ratios)	June 30, 2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$25,770	$36,178	$25,231	$22,605	$25,915	$39,028
Preferred dividend requirements	5,882	10,794	9,185	9,176	9,176	7,902
Total	$31,652	$46,972	$34,416	$31,781	$35,091	$46,930

Earnings:
Income from continuing operations	$59,959	$33,893	$43,099	$16,544	$27,806	$68,069
Add:
Distributed income of equity method investee	—	—	1,316	—	—	721
Fixed charges, excluding preferred dividend requirements	25,770	36,178	25,231	22,605	25,915	39,028
Less: Equity in income of equity investee	—	—	(481)	(835)	—	(721)
Total	$85,729	$70,071	$69,165	$38,314	$53,721	$107,097

Ratio of earnings to fixed charges	3.33x	1.94x	2.74x	1.69x	2.07x	2.74x

Ratio of earnings to fixed charges and preferred stock dividends	2.71x	1.49x	2.01x	1.21x	1.53x	2.28x